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Invest in Immerse Underwater Safari

Save our planet on an underwater safari!


IMMERSE
UNDERWATER SAFARI

IMMERSESUBS.COM NEW YORK NY

Entertainment Technology Sustainability Social Impact Adventure

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Why you may want to invest in us...

1. Every safari raises oceanic awareness, contributes oceanic data, & removes debris from our oceans.
2. 10-Yr exclusive contract servicing three 5-star resorts and counting. This means 100% market share.
3. Access to the underwater world with no physical limitations, age limits, or certifications needed.
4. Our submersible is 100% electric and does not emit any emissions.
5. Agreement to acquire state of the art submersible at 27% of replacement value.
6. Operating Partner has over 20 years of local experience.
7. Our safari site is home to over 2,000 marine life species including sharks, whales, dolphins, & rays.
8. Partnership with submersible manufacturer ensures continuous service and oversight.

Why investors ❤ us

WE'VE RAISED $40,000 SINCE OUR FOUNDING



They are launching in partnership with the biggest names in the hospitality industry. Offering a once in a lifetime submarine experience in the most exotic vacation destination worldwide at unbelievably competitive pricing. I have confidence Immerse Underwater Safari will capture a growing piece of market

share from the expanding $200M+ water sports industry in the Maldives.

I am passionate about companies that are concerned with their environmental impact. Immerse Underwater Safari has outfitted their equipment with micro-plastic removal technology cleaning the oceans during every safari! Their operation also collects a variety of real-time ocean data from water salinity and temperature to more complex information that will be shared with various non-profits and conservation agencies to help in the efforts of saving our planet. The personal submarine is fully electric and 100% emission free, it's a homerun!

I am most comforted by the fact that they are purchasing the submersible at 27% of replacement cost and less than half of market price. Upon acquisition of all equipment, the company will have assets whose value exceeds the entire capital raise. These assets could be liquidated to reimburse investors in the absolute worst case scenario which significantly limits down-side risk. With exclusive contracts to serve the 3 hotels on site and the freedom to procure new business relationships with nearby resorts, I have confidence that they will exceed all expectations.

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Matthew Turbitt CEO ABC Rentals and Serial RE Investor

LEAD INVESTOR | INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY



Keith is by far the most accomplished person in my circle. He has continuously turned adversity into opportunity. From growing up in a lower-class African American family through many obstacles in the Bronx with an arduous past to graduating top of his class at NYU with a Masters in Sustainable Real Estate Development and Finance he constantly turns pressure into diamonds and manifests his visions. He is relentless in working towards goals he sets and when he focuses his mind on something there is truly nothing that can stop him. Beyond all of his accomplishments of rising to the top of his peers at work for the banking industry, investing in early blockchain technology, to founding and... read more

Matthew Turbitt ☆

Business and Real Estate Investor with a focus in environmental sustainability.

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Our team



Keith Crossland

Founder/Chief Aquanaut

After founding the social & environmentally focused John Brown Real Estate, Keith turned his attention to combatting problems facing our oceans. He has teamed up with the largest & most influential hotel companies in the world to save our planet.



Alexis Vincent

Chief Advisor

Founder of Dive Butler International, Alexis will serve as our local operational expert. With 25 years of luxury dive experience in the Maldives, we could not imagine a more valuable partner and advisor.



Erik Hasselman

Chief Advisor

Commercial Director of submersible manufacturer U-Boat Worx. Erik and company are industry leaders and provide unmatched submersible expertise.

Downloads

- Dive Butler LOI.pdf
- UBoat LOI signedEH.pdf
- Immerse Underwater Safari WeFunder deck.pdf

Immerse Underwater Safari

Our oceans represent 71% of the Earth's surface area and 99.9% of our planet by volume. Yet, according to NASA's Gene Feldman, humans know more about outer space than our own planet's oceans. As featured in the New York Times, we set out to raise marine life awareness, increase ocean access, and clean our oceans.

The New York Times

VELOCITY

Marriott
INTERNATIONAL

THE RITZ-CARLTON

CAPELLA
HOTELS AND RESORTS

PATINA
HOTELS & RESORTS

We are in the Business of Saving our Planet

Nothing complicated here.... we will take Fari Islands resort (The Ritz Carlton, Patina, & Capella Maldives) guests on underwater safaris in our four passenger state-of-the-art submersible. In fact, the beauty of this business is its simplicity. The Maldives has a "one resort, one island" model meaning each island is a remote resort destination that is perfect for traveling in this COVID-19 era. The Maldives model is also perfect for our operations as resort activities are limited to each hotel's offerings. There are no downtowns or museums on these remote islands. Enter Immerse Underwater Safari.



Capella Maldives





The Ritz Maldives



Patina Maldives

We will have exclusive access to each Fari Islands resort guests providing them with a once-in-a-lifetime experience that benefits our planet. Fari islands resorts offer rooms from $1,350 - $34,000 per night (as of May 2021 launch). Our forecasted $550 safari (per person) is favorably priced compared to ~$900 scuba diving certifications offered at comparable 5-star resorts. We will provide a relatively affordable, life changing experience for our guests all while saving our planet. Our forecasted EBITDA (Earnings Before Interest, Tax, Depreciation, and Amortization) margins range between 55-69% over the next ten years. Our offerings include:

The **underwater safari** segment is our primary business forecasted at 67% of first year revenue. We will take passengers on hourly voyages. We designed bespoke safaris centered around large marine animals, coral reefs, caves, reef cliffs, shipwrecks, and so much more.



Private charters serves as our secondary business. Fari Islands was designed to be the premier marina of all the Maldives. With frequent superyacht visitation, this business is

projected to generate 22% of our first-year sales or four weekly charters per year. Redefining adventure travel with subsea luxury, we offer yacht owners/charterers an experience like no other. Our "Best of the Maldives" offering will highlight the finest of the subsea world in this magical nation of islands.



You can fly on a "plane" or you can learn to fly a "plane". **Sub piloting** is an exhilarating educational program consisting of both classroom and hands-on training. We will offer a range of trainings ranging from introductory to professional courses for career seekers. We have forecasted 8% of projected first-year revenue towards this business line.


U-Boat Worx
HYDRA

In addition to these offerings, we will sell videos and merchandise out of the Fari Islands Dive Shop (forecasted at 3% of first-year projected revenue).

Traction & Roadmap

We have secured 10-year agreements to service the largest and most influential hospitality companies in the world; Marriott International and Capella Hotel Group. We are working to secure several more agreements with neighboring resorts. We are raising capital to launch and maintain the business for the long-term (see uses section for breakdown).

Since our business is purpose driven, the benefits compound exponentially with greater ridership. We further increase marine life awareness, remove more ocean pollution, provide more data for researchers, and grant subsea access to more people. Thus, our strategy is to expand our services to resorts throughout the Maldives.

Immerse Underwater Safari will target 5-star resorts throughout the Maldives to provide this unbelievable experience. As we look to expand to other Atolls (island clusters), we will purchase new equipment to independently service these resorts. We anticipate this expansion to be funded with retained earnings.



Traction & Roadmap
Secured agreements with The Ritz Carlton, Capella, & Patina Maldives
~$16M watersports market
Expand service to nine other North Male resorts.
~$21M watersports market
Expand service to Noonu Atoll resorts
~$31M watersports market
2020
YEAR 1
YEAR 2
YEAR 4
YEAR 6
YEAR 8
Targeting seven nearby resorts to secure operating agreements
~$18M watersports market
Expand service to South Male resorts
~$25M watersports market
Expand service to Baa Atoll resorts
~$22M watersports market

This slide contains forward-looking projections that cannot be guaranteed.

Marine Life Awareness

We are using our ultra-rare submersible to take guests in the Maldives on Underwater Safaris. We are committed to combating the challenges facing marine life (coral bleaching, invasive species, pollution, over fishing etc...). It is our belief that the fight starts with getting people's attention. Rather than carrying out our objective in a somber tone, we are focused on celebrating all marine life has to offer.



Ocean Access

Additionally, exploring the world's last frontier has been limited by one's physical conditioning, age, and certifications. We set out to make the ocean accessible to all.





Underwater Safari

We secured our ultra-rare submersible for our mission based underwater safari experience. Next, we sought out like-minded partners to bring this never witnessed before adventure to life.



Responsible Recreation

The results of all our efforts is Immerse Underwater Safari! We have partnered with three world-class hospitality companies, The Ritz Carlton, Capella, and Patina. This is just the begininning as we are seeking out many more partnerships throughout the Maldives to execute our business plan. We are set to launch in May 2021 as part of the world-renowned Fari Islands hospitality development. Every underwater safari will remove plastics from our oceans & contribute oceanic data to our research partners.

Our underwater safaris will evoke emotion for the often-forgotten marine life. There are no physical fitness limitations, age restrictions, nor certifications needed to journey down to 650 feet. We are confident the humans we share our journey with will leave equipped with a mindset necessary to help marine life in a manner commensurate with their capabilities.




U-Boat Worx
HYDRA

Investor Q&A

– COLLAPSE ALL

What does your company do?

We take passengers on underwater safaris that help our planet. Every safari removes plastics from our oceans and contributes real-time data to scientists tackling the greatest problems of our lifetime. Guests of all ages, regardless of physical fitness can journey to depths of 650 feet without any certifications required. We have partnered with the world's largest hotel company in addition to Travel and Leisure 2020's highest rated hotel brand to launch our services in the Maldives.

Where will your company be in 5 years?

We hope to service all 5-star hotels in North Male Atoll then we will expand to South Male, Noonu, and Baa Atolls. In total, these locations contain a ~$200 million addressable watersports market (using internal 2019 figures). More importantly, we will remove more micro-plastics from our oceans, collect thousands of more data points for scientists, and raise even more awareness for marine life through increased passenger ridership. The projections cannot be guaranteed.

Why did you choose this idea?

Proudly Black Owned, we are dedicated to raising awareness for marine life and increasing ocean accessibility. Moreover, we are committed to combating some of the challenges facing marine life (coral bleaching, pollution, overfishing etc). It is our belief that the fight starts with getting people's attention by granting them subsea access.

How far along are you? What's your biggest obstacle?

We have 10-year exclusive agreements to provide our exciting underwater safaris to world class resorts (The Ritz Carlton, Capella, and Patina Maldives). We are also in discussion to add other 5-Star resorts to our platform. We are set to launch in May 2021. Our biggest obstacle is securing funding to meet our launch date.

Who competes with you? What do you understand that they don't?

We have the exclusive rights to provide our underwater safaris to The Ritz Carlton, Capella, and Patina Maldives. As a result, we do not have direct competition. We do compete indirectly with other watersports offerings but we are the designated flagship experience for the resorts exclusively.

How will you make money?

We will make money by charging resort guests to adventure on our underwater safaris,

private charters, submarine pilot trainings, and merchandise sales.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

COVID-19 is a shorter term risk that is impacting the travel industry. However, the largest longer term risk is maintenance/downtime risks. To mitigate these risks, we will have a dedicated mechanic, a manufacturer-backed service plan, all spare parts in inventory, and a conservative budgeted 7 weeks of downtime annually.